April 12, 2005



Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0510
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-13458

Dear Mr. Decker:

      This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated April 4, 2005 with respect to the Form 10-K Report listed above. The text of the staff's comments is set forth below in bold followed in each case by the response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

	Response: We have followed this approach in responding to the comments.

Financial Statements

Note 1.  Summary of Significant Policies

2.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and general and administrative expenses line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

	. in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

	. in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling or general and administrative expenses.

	Response:  In regards to financial disclosure, Item (o) to
Note 1 on Significant Accounting Policies will be changed to read as follows:

(o)	Operating Costs and Expenses Classification

Cost of sales include costs associated with manufacturing and distribution including labor, materials, freight-in, purchasing and receiving, quality control, internal transfer costs, repairs, maintenance and other indirect costs, as well as warehousing and distribution costs. The Company classifies shipping and handling costs comprised primarily of freight-out and nominal outside warehousing costs as a component of selling expense on the accompanying Consolidated Statement of Operations. Shipping and handling costs totaled $1,544,100, $1,503,000, and $1,239,000 for the years ended December 31, 2003, 2003, and 2002, respectively.

Selling expenses consist primarily of shipping and handling costs, wages and benefits for sales and sales support personnel, travel, brokerage commissions, promotional costs, as well as other indirect costs.

General and administrative expenses consist primarily of wages and benefits associated with management and administrative support departments, business insurance costs, professional fees, office facility related expenses and other general support costs.

	Response:  We will also add to our cost of sales MD&A disclosure:

The Company's gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like us, exclude a portion of them (freight out to customers and nominal outside warehouse costs) from gross margin, including them instead in the selling expense line item. Also, see Note 1.(o), Operating Costs and Expenses Classification

(g)  Property, Plant and Equipment, page 29

3.	Please separately disclose the range of useful lives for each category presented in Note 3. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

	Response: We have rewritten the Note 3. to the December 31, 2004 financial statements to read as follows:

Note 3.  Property, Plant and Equipment
Property, plant and equipment at December 31, were comprised of the following:



                                                          Estimated
                               2004           2003       Useful Life
                           -----------    -----------   -------------
Land                       $ 1,091,500    $ 1,091,500
Buildings (a)               16,283,000     16,257,300   3 to 45 years
Production equipment (b)     7,530,000      7,502,800   3 to 20 years
Office furniture and
 equipment (c)               1,920,000      1,880,100   3 to 20 years
Other (d)                      182,000        182,000   5 to 10 years
                           -----------    -----------
                            27,006,500     26,913,700
                            12,656,900     12,004,400
                           -----------    -----------
                           $14,349,600    $14,909,300
                           ===========    ===========

Depreciation expense for the years ended December 31, 2004, 2003, and 2002 was $673,000, $693,400, and $721,500, respectively.

(a)	Includes building structures with estimated useful lives of 35 to 45 year useful lives, and building improvements with estimated useful lives of useful lives of 3 to 20 years.

(b)	Includes production equipment with estimated useful lives of
15 to 20 years and production support equipment with estimated useful lives of 3 to 10 years.

(c)	Includes office furniture with estimated useful lives of 10
to 20 years, and office machines with estimated useful lives of 3 to 5 years.

(d) Includes carpeting, drapes and company vehicles with estimated useful lives of 5 to 10 years.

Note 5.  Income Taxes, page 33

4.	In light of your history of losses, please help us
understand how you determined a full valuation allowance was not necessary for your deferred tax assets as of December 31, 2004. Refer to paragraphs 23 to 25 of SFAS 109. In doing so, please provide us with your analysis separately for each tax jurisdiction.

	Response: As presently appears in the financial statements, the Deferred Tax Assets ("DTA") (net of the existing valuation allowance) are equal to the Deferred Tax Liability ("DTL").
Thus, when DTL is netted against DTA, there is neither an asset, nor a liability.

	. The DTL is comprised entirely of accelerated tax depreciation expense which reverses over the next 30 years (approximately 38% reverses within the next 12 years) if all current fixed assets are held for their entire useful lives. Reversal will occur in a shorter time frame to the extent fixed assets are either sold, retired or otherwise disposed of.

	. The DTA includes approximately (a) $1.19 million related to federal and Colorado NOL's which expire between 16 and 20 years from 12/31/04; (b) employee vacation accruals with a DTA value of approximately $262K which represent less than a 2 year accrual;
and (c) inventory reserves with a DTA value of approximately
$115K which will likely process through Cost of Goods Sold within the next 2 to 3 years.

	. Colorado, the state in which the Company's operations are based, represents approximately 95% of all state tax exposure. The Company presently has in excess of $9 million in Colorado NOL's available to carryover to the next 16 to 20 years. The few remaining states in which the Company has income tax nexus do not represent a material exposure to the Company's assets and/or operations and have not been factored into the either the DTA or DTL. All such states allow for NOL carryover and potential net liability is believed to be immaterial to these financial statements.

	Based upon these facts and circumstances, we believe that our DTA will be realized over the normal course of business. If the worst case were to occur and the Company were unable to overcome its recent loss pattern and cease operations, the excess depreciation would become subject to tax recapture resulting in taxable income. This scenario would immediately trigger the utilization of Federal income tax NOL carryovers, Federal R&D tax credit carryovers and all other DTA with the effect of negating any resulting taxable income. Consequently, the DTA would likely be realized at least to the extent of the DTL. As a result, we have established a valuation allowance only to the extent the DTA exceeds the DTL.

Note 8.  Segment Information, page 36

5.	Please disclose what identifiable assets are included in
Corporate assets as of each balance sheet date. See paragraph 32 of SFAS 131.

	Response: In regards to financial disclosure, the following will be added to Note 8:

	Corporate assets noted above are comprised primarily of cash and investments, deferred income tax assets and property and equipment not directly associated with the manufacturing, warehousing, shipping and receiving activities of the Company.

Note 11.  Transactions with Related Parties, page 38

6.	You state that Montagne Jeunesse waived the minimum sales
requirements for 2003 and 2004. You also state that there is the ability to terminate the distributorship agreement upon three months' notice for not meeting certain minimum sales. Given that approximately 44% of your net sales for the year ended December 31, 2004 were for the sale of their products, please disclose the minimum sales requirements per the distributorship agreement and address whether you believe you will be able to meet these requirements. Please also discuss the expected impact on your future results of operations if you do not expect to meet the minimum sales requirements.

	Response:  The Company will revise the first paragraph of
Note 11 to read as follows:

	In 2001, the Company commenced purchases of the skin care sachets from Montagne Jeunesse under a distribution agreement covering the United States. Montagne Jeunesse is the sole supplier of that product. Sales of these products represent a significant source of the Company's revenues. The distribution agreement for Montagne Jeunesse products is for an indefinite term; however, each party has the right to terminate the agreement upon three months' written notice. The distribution agreement may also be terminated by either party with 30 days' notice if certain other events occur, including the Company's net sales, of Montagne Jeunesse product, falling below $28,000,000 in 2005. This minimum net sales amount has been lower in previous years (for example, $22,000,000 in 2004), and Montagne Jeunesse has waived the minimum sales provision for each of the years 2001 through 2004. There is no minimum sales level stated for years after 2005. The Company anticipates that it will not meet the minimum sales level in 2005 and will again request a waiver of that provision. If the Montagne Jeunesse distribution agreement were to be terminated, it would significantly reduce the Company's revenues, would have a material adverse effect on the Company's operating results and cash flow and, absent other developments, would result in the need for substantial reductions in the Company's expenses. The principal and controlling owner of Montagne Jeunesse is, to the knowledge of the Company, the beneficial owner at December 31, 2004 of approximately 10% of the Company's outstanding common stock.

	Scott's Liquid Gold-Inc. acknowledges the following matters which you requested in your April 4, 2005 letter.

	. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

	. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

	. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Amy Bowler (303-295-8337) at Holland & Hart LLP, our attorneys. Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.

By:  	/s/ Jeffry B. Johnson
	Jeffry B. Johnson
	Treasurer and Chief Financial Officer